                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                   Atlantic Coast Entertainment Holdings, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    048416101
                                 (CUSIP Number)

                              Keith Schaitkin, Esq.
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 21, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d- 1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 048416101

1     NAME OF REPORTING PERSON
            Carl C. Icahn

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
            Not applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                          /X/

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

8     SHARED VOTING POWER
            6,344,076

9     SOLE DISPOSITIVE POWER

10    SHARED DISPOSITIVE POWER
            6,344,076

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            6,344,076

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            68.8%

14    TYPE OF REPORTING PERSON*
            IN

                                  SCHEDULE 13D

CUSIP No. 048416101

1     NAME OF REPORTING PERSON

            American Real Estate Holdings L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                          / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

8.    SHARED VOTING POWER
            6,344,076

9     SOLE DISPOSITIVE POWER

10    SHARED DISPOSITIVE POWER
            6,344,076

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            6,344,076

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            68.8%

14    TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No. 048416101

1     NAME OF REPORTING PERSON
            AREP Sands Holding LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
            AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                          / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER
            6,344,076

8     SHARED VOTING POWER

9     SOLE DISPOSITIVE POWER
            6,344,076

10    SHARED DISPOSITIVE POWER

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            6,344,076

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            68.8%

14    TYPE OF REPORTING PERSON*
            OO

                                  SCHEDULE 13D

CUSIP No. 048416101

1     NAME OF REPORTING PERSON
            American Real Estate Partners, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                          / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

8     SHARED VOTING POWER
            6,344,076

9     SOLE DISPOSITIVE POWER

10    SHARED DISPOSITIVE POWER
            6,344,076

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            6,344,076

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            68.8%

14    TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No. 048416101

1     NAME OF REPORTING PERSON
            American Property Investors, Inc.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)/ /
                                                                          (b)/ /

3     SEC USE ONLY

4     SOURCE OF FUNDS
            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                           / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

8     SHARED VOTING POWER
            6,344,076

9     SOLE DISPOSITIVE POWER

10    SHARED DISPOSITIVE POWER
            6,344,076

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            6,344,076

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            68.8%

14    TYPE OF REPORTING PERSON*
            CO

                                  SCHEDULE 13D

CUSIP No. 048416101

1     NAME OF REPORTING PERSON
            Beckton Corp.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)/ /
                                                                          (b)/ /

3     SEC USE ONLY

4     SOURCE OF FUNDS
            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

8     SHARED VOTING POWER
            6,344,076

9     SOLE DISPOSITIVE POWER

10    SHARED DISPOSITIVE POWER
            6,344,076

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            6,344,076

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            68.8%

14    TYPE OF REPORTING PERSON*
            CO

                                  SCHEDULE 13D

CUSIP No. 048416101

1     NAME OF REPORTING PERSON
            Cyprus, LLC

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (b)/ /
                                                                          (b)/ /

3     SEC USE ONLY

4     SOURCE OF FUNDS
            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER
            0

8     SHARED VOTING POWER

9     SOLE DISPOSITIVE POWER
            0

10    SHARED DISPOSITIVE POWER

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            0

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.0%

14    TYPE OF REPORTING PERSON*
            OO

                                  SCHEDULE 13D

CUSIP No. 048416101

1     NAME OF REPORTING PERSON
            Starfire Holding Corporation

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
            Not applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                          / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

8     SHARED VOTING POWER
            0

9     SOLE DISPOSITIVE POWER

10    SHARED DISPOSITIVE POWER
            0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            0

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.0%

14    TYPE OF REPORTING PERSON*
            CO

                                  SCHEDULE 13D

CUSIP No. 048416101

1     NAME OF REPORTING PERSON
            Barberry Corp.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
            Not applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

8     SHARED VOTING POWER
            0

9     SOLE DISPOSITIVE POWER

10    SHARED DISPOSITIVE POWER
            0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            0

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.0%

14    TYPE OF REPORTING PERSON*
            CO

Item 1. Security and Issuer

      This statement constitutes Amendment No. 2 to the Schedule 13D previously filed on August 2, 2004 (the "Initial 13D"), as amended by Amendment No. 1 thereto filed on January 7, 2005. All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D, as amended.

Item 2. Identity and Background

      The description of Carl C. Icahn's principal occupation as set forth in the Initial 13D, as amended, is hereby amended and restated as follows:

      Carl C. Icahn's present principal occupation or employment is (i) indirectly directing and managing the investments of Icahn Partners LP, a Delaware limited partnership, and Icahn Partners Master Fund LP, a Cayman Islands exempted limited partnership, and (ii) acting as President and a director of Starfire, and as the Chairman of the Board and a director of various of Starfire's subsidiaries. Starfire is primarily engaged in the business of investing in and holding securities of various entities.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Initial 13D, as amended, is hereby amended by the addition of the following:

      As more fully described in Item 4 hereof, AREP and Cyprus entered into the Agreement (as such term is defined in Item 4) with respect to the transactions contemplated thereby. The consideration for the transactions to be consummated pursuant to the Agreement will consist of depositary units of AREP ("Depositary Units"), as more fully described in the Agreements.

      As a result of the transactions to be consummated in connection with the Agreement, each of Cyprus, Barberry and Starfire will cease to have any beneficial interest in the Shares and thus are no longer Reporting Persons.

      A copy of the Agreement is filed herewith as Exhibit 1 and incorporated herein by reference, and the descriptions herein of the Agreement are qualified in their entirety by reference to the Agreement.

Item 4. Purpose of Transaction

Item 4 of the Initial 13D, as amended, is hereby amended by the addition of the following:

On January 21, 2005, AREP and Cyprus entered into a Purchase Agreement (the "Agreement"), pursuant to which (i) Cyprus agreed to sell to AREP Warrants to purchase 1,133,284 Warrant Shares of the Issuer (the "Purchased Warrants") and 4,121,033 shares (the "Purchased GB Shares") of common stock of GB Holdings, Inc. ("GB Holdings"), in consideration for which (ii) AREP agreed to issue 413,793 Depositary Units to Cyprus. In addition, following the end of fiscal year 2006 of AREP, provided that certain conditions are met, Cyprus will have the right to receive up to an additional 206,897 Depositary Units.

In connection with the transactions contemplated by the Agreement: (i) AREP will contribute to AREH the Purchased Warrants; and (ii) AREH will contribute to AREP Sands (a) Warrants to purchase 2,130,904 Warrant Shares (including the Purchased Warrants), (b) $26,914,500 principal amount of New Notes (which are convertible into an aggregate of 1,773,907 Shares), and (c) 7,748,744 shares of common stock of GB Holdings (including the Purchased GB Shares).

As a result of the transactions to be consummated in connection with the Agreement, each of Cyprus, Barberry and Starfire will cease to have any beneficial interest in the Shares and thus are no longer Reporting Persons.

A copy of the Agreement is filed herewith as Exhibit 1 and incorporated herein by reference, and the descriptions herein of the Agreement are qualified in their entirety by reference to the Agreement.

Item 5. Interest in Securities of the Issuer

Items 5(a) and 5(b) are hereby amended and restated in their entirety to read as follows:

      (a) As of the close of business on January 21, 2005, and after taking the transactions contemplated by the Agreement into account, Reporting Persons beneficially owned in the aggregate 6,344,076 Shares constituting approximately 68.8% of the outstanding Shares (based upon (i) the 2,882,932 Shares stated to be outstanding as of November 9, 2004 in the Issuer's quarterly report on Form 10Q, filed with the Securities and Exchange Commission on November 23, 2004,
            (ii) the 2,130,904 Warrant Shares that may be deemed to be beneficially owned by Reporting Persons by virtue of their ownership of Warrants and (iii) the 4,213,172 Shares that may be deemed to be beneficially owned by Reporting Persons as a result of Reporting Persons' ownership of an aggregate of $63,924,000 face amount of New Notes). In addition to the foregoing, Reporting Persons beneficially own 77.49% of the outstanding common stock of GB Holdings, which in turn owns 2,882,932 Shares constituting all of the outstanding Shares. Reporting Persons have not included these Shares in the calculations contained in this Amendment No. 2 to Schedule 13D, but if Reporting Persons were deemed to beneficially own such Shares, Reporting Persons would be deemed to beneficially own 100% of the outstanding Shares.

            AREP Sands has sole voting power and sole dispositive power with respect to 6,344,076 Shares, representing approximately 68.8% of the Issuer's outstanding common stock. AREH may, by virtue of its membership interest in AREP Sands, be deemed to own beneficially the 6,344,076 Shares as to which AREP Sands may be deemed to possess direct beneficial ownership. AREH disclaims beneficial ownership of such Shares for all other purposes. Each of AREP and American Property may, by virtue of their respective partnership positions with AREH, be deemed to own beneficially the 6,344,076 Shares as to which AREH may be deemed to possess direct beneficial ownership. Each of AREP and American Property disclaims beneficial ownership of such Shares for all other purposes. Beckton may, by virtue of its ownership of American Property, be deemed to own beneficially the 6,344,076 Shares as to which AREH may be deemed to possess direct beneficial ownership. Beckton disclaims beneficial ownership of such Shares for all other purposes. Mr. Icahn may, by virtue of his ownership of and/or positions with AREP, AREH, American Property and Beckton, be deemed to own beneficially the 6,344,076 Shares as to which AREP Sands may be deemed to possess direct beneficial ownership. Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

            As a result of the transactions to be consummated in connection with the Agreements, each of Cyprus, Barberry and Starfire will cease to have any beneficial interest in the Shares and thus are no longer Reporting Persons.

      (b) AREP Sands may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,344,076 Shares. Each of AREP, American Property, Beckton and AREH may, by virtue of its partnership interest in or indirect or direct ownership of AREP Sands, be deemed to share with AREP Sands the power to vote or direct the vote and to dispose or direct the disposition of the 6,344,076 Shares as to which AREP Sands possesses direct beneficial ownership. Mr. Icahn may, by virtue of his ownership of Beckton be deemed to share with AREP Sands the power to vote or to direct the vote and to dispose or to direct the disposition of the 6,344,076 Shares as to which AREP Sands may be deemed to possess direct beneficial ownership.

Item 6. Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Initial 13D, as amended, is hereby amended by the addition of the following:

Reference is made to the Agreement referred to in Items 3 and 4 and the descriptions thereof set forth in such Items. The Agreement is filed herewith as
Exhibit 1 and incorporated herein by reference, and the descriptions herein of the Agreement are qualified in their entirety by reference to the Agreement.

Item 7. Material to Be Filed as Exhibits

Exhibit 1. Purchase Agreement dated as of January 21, 2005, by and among AREP and Cyprus (incorporated herein by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by AREP with the SEC on January 26,
            2004).

                                   SIGNATURES

      After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the common stock, par value $.01 per share, of Atlantic Coast Entertainment Holdings, Inc., a Delaware corporation, is true, complete and correct.

Dated: January 31, 2005.

                                        /s/ Carl C. Icahn
                                        -----------------
                                        Carl C. Icahn, Individually

                                        CYPRUS, LLC

                                            By:    BARBERRY CORP.
                                            Title: Managing Member

                                                   /s/ Edward E. Mattner
                                                   ---------------------
                                                   By:     Edward E. Mattner
                                                   Title:  Authorized Signatory


                                        STARFIRE HOLDING CORPORATION

                                        /s/ Jon Weber
                                        -------------
                                        By:      Jon Weber
                                        Title:   Authorized Signatory


                                        BARBERRY CORP.

                                        /s/ Edward E. Mattner
                                        ---------------------
                                        By:      Edward E. Mattner
                                        Title:   Authorized Signatory

                                        AMERICAN REAL ESTATE HOLDINGS L.P.

                                            By:  American Property Investors,
                                            Inc., its general partner

                                            /s/ Martin Hirsch
                                            -----------------
                                            By:      Martin Hirsch
                                            Title:   Executive Vice President

  [signature page to Amendment No. 2 to Atlantic Coast Entertainment Holdings
                                 Schedule 13D]

                                        AMERICAN REAL ESTATE PARTNERS L.P.

                                                   By:  American Property
                                                   Investors, Inc., its general
                                                   partner

                                                   /s/ Martin Hirsch
                                                   -----------------
                                                   By:    Martin Hirsch
                                                   Title: Executive Vice
                                                          President

                                        AMERICAN PROPERTY INVESTORS, INC.

                                                   /s/ Martin Hirsch
                                                   -----------------
                                                   By:    Martin Hirsch
                                                   Title: Executive Vice
                                                          President

                                        BECKTON CORP.

                                            /s/ Edward E. Mattner
                                            ---------------------
                                            By:    Edward E. Mattner
                                            Title: Authorized Signatory

                                        AREP SANDS HOLDING LLC

                                            /s/ Martin Hirsch
                                            -----------------
                                            By:    Martin Hirsch
                                            Title: Vice President





  [signature page to Amendment No. 2 to Atlantic Coast Entertainment Holdings
                                 Schedule 13D]